August 21, 2009

Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	AccessKey IP, Inc. Registration Statement on Form 10/A Amended on July 16, 2009 File No. 000-53664

Dear Mr. Spirgel:

This letter is in response to your letter dated July 24, 2009. Please find the following responses to the comments set forth below and incorporated, as applicable, into the amended Form 10 filing.

Registration Statement on Form 10

Note 14-Warrants, page F-30

1.    We note your response to prior comment 3 in our letter dated July 2, 2009. In regards to the warrants, we note that you must call a special meeting of your shareholders in order to increase the number of authorized shares and avoid breaching your contractual obligations. As it appears that the company is not in control of its share-settlement obligations, asset or liability classification for the warrants is required under paragraph 19 of EITF 00-19. Please revise or advise.

RESPONSE:

We have restated our financial statements to classify the valuations of our outstanding warrants as liabilities under paragraph 19 of EITF 00-19.

2.    We note your response to prior comment 3 in our letter dated July 2, 2009. In regards to the options, we note that the substantive terms of the option agreements apparently allow the holder to take legal action and require you to settle the option by transferring cash and other assets. As it appears that the company can be required under any circumstance to settle the option by transferring cash or other assets, please provide us your analysis of paragraphs 29-35 of SFAS 123R in regards to your options, in particular paragraphs 32(b) and 34.

RESPONSE:

We have analyzed our options under paragraphs 29-35 of SFAS 123R.  After analyzing these options under paragraphs 32(b) and 34 of SFAS 123R, we have determined that liability treatment is required because we may not be able to settle in shares.  We have restated our financial statements to classify the valuations of our outstanding options as liabilities under paragraphs 32(b) and 34 of SFAS 123R.

Note 18-Subsequent Events, page F-55

3.    We note that you are in default of your note obligations in the amount of $4.7 million for failure to make scheduled payments in April of 2009. Please update your subsequent events to reflect your default and describe the accounting implications of the default.

RESPONSE:

We have revised this footnote to include the default of our note obligations that occurred in April of 2009.  Further, we had additional notes default which increased our total balance of notes in default to $5.14 million.  This new figure is used throughout the document. We have also added the default interest provisions of the notes in the narrative.

Thank you in advance for your attention to this matter.

Sincerely,

Bruce Palmer President